CREDIT SUISSE SECURITIES (USA) LLC

Eleven Madison Avenue

New York, New York 10010

December 8, 2009

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mr. Thomas Kluck

Re:	Ellington Financial LLC
Registration Statement on Form S-11 (File No. 333-160562)

Dear Mr. Kluck:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), Credit Suisse Securities (USA) LLC and Deutsche Bank Securities Inc., as representatives of the several Underwriters, hereby join in the request of Ellington Financial LLC (the “Company”) that the effective date of the above-captioned Registration Statement be accelerated so that the same will become effective on December 10, 2009 at 4:00 p.m., New York City time, or as soon as practicable thereafter.

Pursuant to Rule 460 under the General Rules and Regulations under the Securities Act, we wish to advise you that we have effected the following distribution of the Company’s preliminary prospectus dated November 30, 2009, through December 10, 2009, estimated as follows:

Preliminary Prospectus dated November 30, 2009

Approximately 6,000 copies to prospective underwriters, institutional investors, dealers, individuals and others.

The undersigned, as representatives of the several Underwriters, have and will, and each Underwriter and dealer has advised the undersigned that it has and will, comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

CREDIT SUISSE SECURITIES (USA) LLC DEUTSCHE BANK SECURITIES INC., as Representatives of the Several Underwriters

By:	Credit Suisse Securities (USA) LLC

By:	/s/ Andrew Rosenburgh

Name: Andrew Rosenburgh
Title: Managing Director

By:	Deutsche Bank Securities Inc.

By:	/s/ Brad Miller

Name: Brad Miller
Title: Managing Director, Global Co-Head of Equity Syndicate

By:	/s/ Jeff Mortara

Name: Jeff Mortara
Title: Managing Director, Equity Capital Markets FIG Origination